Exhibit 99.3

ALAMOS GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

This management’s discussion and analysis (“MD&A”) of the operating results and financial position of Alamos Gold Inc. and its subsidiaries (the “Company”) is for the three and six-month periods ended June 30, 2014 compared to the three and six-month periods ended June 30, 2013. Together with the consolidated financial statements and related notes, the MD&A provides a detailed account and analysis of the Company’s financial and operating performance for the period. The Company’s functional and presentation currency is the United States dollar. This MD&A is current to July 29, 2014 and should be read in conjunction with the Company’s Annual Information Form and other public filings available at www.sedar.com (“SEDAR”) and on EDGAR at www.sec.gov. Management is responsible for the condensed interim consolidated financial statements referred to in this MD&A, and provides officers disclosure certifications filed with the SEC and Canadian provincial securities commissions. The Audit Committee reviews the condensed interim consolidated financial statements and MD&A, and recommends approval to the Company’s Board of Directors.

The MD&A should be read in conjunction with the condensed interim consolidated financial statements of the Company and related notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Refer to Note 3 of the December 31, 2013 consolidated financial statements for disclosure of the Company’s significant accounting policies. This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as at, and for the three and six-month periods ending June 30, 2014.

Note to U.S. Investors

All references to mineral reserves and resources contained in this MD&A are determined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators (“CSA”) and Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) standards. While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under the Securities and Exchange Commission (“SEC”) standards in the United States (“U.S.”). As such, information contained in this MD&A concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into proven and probable reserves.

Overview

Alamos Gold Inc. is a publicly-traded company on the Toronto Stock Exchange (TSX: AGI) and New York Stock Exchange (NYSE: AGI). The Company owns and operates the Mulatos mine (“Mulatos” or the “Mine”) located in the state of Sonora in northwest Mexico, as well as the Ağl Dağl, Kirazll and Çamyurt gold development projects, located in the Biga Peninsula of northwestern Turkey. In 2013, the Company acquired the Esperanza Gold Project in Mexico, and the Quartz Mountain Property in Oregon, U.S.A.

Mulatos (Mexico – producing)

The Mulatos mine is located within the 30,536 hectare Salamandra group of concessions in the state of Sonora in northwest Mexico. The Mulatos mine achieved commercial production in 2006 as an open pit, heap leach mining operation and has produced approximately 1.3 million ounces of gold to-date.

Based on December 31, 2013 Proven and Probable mineral reserves of 54.8 million tonnes grading 1.15 grams of gold per tonne of ore (“g/t Au”) for 2.0 million contained ounces of gold, the Mulatos mine has a remaining life of approximately eight years at current throughput levels. In 2014, the Mulatos mine is transitioning from open pit to both open pit and underground mining in order to access higher grade mineral reserves.

Esperanza (Mexico – development stage)

In 2013, the Company acquired the Esperanza Gold Project located in Morelos State, Mexico. The Esperanza Gold Project is advanced-stage, with Measured and Indicated mineral resources (reported at a 0.4 g/t Au cut-off) at December 31, 2013 of 46.7 million tonnes grading 0.82 g/t Au and 7.1 g/t Ag for approximately 1.2 million ounces of gold and 10.6 million ounces of silver.

In September 2011, Esperanza completed a Preliminary Economic Assessment (“PEA”) on the Esperanza Gold Project outlining an initial six-year mine life with expected total production of 0.6 million ounces of gold at an average rate of 103,000 ounces per year at total cash operating costs of $499 per ounce (net of by-product credits). Applying a conservative gold price assumption of $1,150 per ounce, the September 2011 PEA base case scenario indicated that the Esperanza Gold Project has an after-tax internal rate of return of 26% and an after-tax 5% net present value of $122 million.

Ağl Dağl, Kirazll and Çamyurt (Turkey – advanced development stage)

In early 2010, the Company acquired the 8,317 hectare Ağl Dağl and Kirazll gold development projects in Turkey, which contain established mineral resources and several highly prospective exploration targets. In June 2012, the Company published a positive preliminary feasibility study for the Ağl Dağl and Kirazll projects, showing total life of mine production of 1.5 million ounces of gold and 4.9 million ounces of silver, at an average rate of 166,000 ounces of gold per year and cash operating costs of $544 per ounce (net of by-product credits) over a nine-year mine life. In addition, in 2011 the Company discovered the Çamyurt project located approximately three kilometres (“km”) southeast of Ağl Dağl.

Measured and Indicated mineral resources at Ağl Dağl, Kirazll and Çamyurt (reported at a 0.2 g/t Au cut-off) at December 31, 2013 total 139.9 million tonnes grading 0.65 g/t Au and 5.36 g/t silver (“Ag”) for approximately 2.9 million ounces of gold and 24.1 million ounces of silver. Inferred mineral resources total an additional 23.9 million tonnes grading 0.52 g/t Au and 4.56 g/t Ag, for 0.4 million contained ounces of gold and 3.5 million contained ounces of silver.

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Quartz Mountain (U.S.A. – exploration stage)

On September 13, 2013, the Company completed the acquisition of Orsa Ventures Corporation (“Orsa”), a junior exploration company focused on advancing its precious metal properties located in the Western United States. By acquiring Orsa, the Company obtained the right to earn a 100% interest in the Quartz Mountain Property in Oregon as well as other assets in Oregon and Nevada. The Quartz Mountain Property is located on the northern extension of the prolific Basin and Range Province of Nevada, and has an Inferred mineral resource (reported at a 0.21 g/t Au cut-off (oxide) and 0.58 g/t Au cut-off (sulphide)) at December 31, 2013 of 110.4 million tonnes grading 0.80 g/t Au for 2.85 million ounces of gold.

Second Quarter 2014 Highlights

	Q2 2014	Q2 2013	Change (%)
Ounces produced	33,000	53,000	(38%)
Ounces sold	34,039	55,000	(38%)
Operating Revenues (000)	$43,843	$78,273	(44%)
Earnings before income taxes (000)	$4,490	$19,069	(76%)
Earnings (000)	$733	$8,828	(92%)
Earnings per share (basic and diluted)	$0.01	$0.07	(86%)
Cash flow from operating activities before changes in non-cash working capital (000)	$13,212	$33,773	(61%)
Cash flow from operating activities (000)	$9,698	$13,058	(26%)
Cash and short-term investments (000) (2)	$392,470	$466,412	(16%)
Realized gold price per ounce	$1,288	$1,423	(9%)
Average London PM Fix gold price per ounce	$1,288	$1,415	(9%)
Total cash cost per ounce (1)	$663	$448	48%
All-in sustaining cost per ounce (1)	$1,047	$682	54%
All-in cost per ounce (1)	$1,333	$861	55%

(1)	“Total cash cost per ounce”, “All-in sustaining cost per ounce” and “All-in cost per ounce” are non-GAAP measures. Refer to the “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
(2)	Cash and short-term investments are shown as at June 30, 2014 and June 30, 2013.

Second Quarter 2014

Financial Performance

•	Realized quarterly earnings of $0.7 million ($0.01 per share) compared to earnings of $8.8 million ($0.07 per share) in 2013

•	Generated cash from operating activities before changes in non-cash working capital of $13.2 million ($0.10 per share); after changes in non-cash working capital of $9.7 million ($0.07 per share)

•	Sold 34,039 ounces of gold at an average realized price of $1,288 per ounce for quarterly revenues of $43.8 million

•	Reported cash and cash equivalents and short-term investments of $392.5 million as at June 30, 2014

•	Paid a semi-annual dividend of $0.10 per common share, or $12.7 million, on April 30, 2014, maintaining the dividend level despite a substantially lower gold price

Operational Performance

•	Produced 33,000 ounces of gold at total cash costs of $663 per ounce of gold sold, 5% below the low end of the 2014 guidance range of $700 to $740 per ounce, and at all-in sustaining costs (which include total cash costs, exploration, corporate and administrative, share based compensation and sustaining capital costs) of $1,047 per ounce of gold sold

•	Announced execution of an agreement to acquire the surface rights to the La Yaqui and Cerro Pelon satellite deposits

•	Commenced underground development of San Carlos in anticipation of high-grade production in the second half of 2014, and completed construction of a bridge across the Mulatos River enabling year-round access to the deposit

•	Appointed Mr. Paul Murphy as Chairman of the Board of Directors

Results of Operations

Gold production of 33,000 ounces in the second quarter of 2014 decreased 38% compared to 53,000 ounces in 2013. The table below outlines key production indicators for the second quarters of 2014 and 2013.

Production summary	Q2 2014	Q2 2013	YTD 2014	YTD 2013
Ounces produced (1)	33,000	53,000	70,000	108,000
Crushed ore stacked on leach pad (tonnes) (2)	1,580,200	1,552,000	3,063,700	3,124,000
Grade (g/t Au)	0.93	1.10	0.98	1.18

Contained ounces stacked	47,300	54,800	96,500	117,900
Crushed ore milled (tonnes)	6,800	46,000	36,900	91,600
Grade (g/t Au)	8.65	10.94	4.27	8.78

Contained ounces milled	1,900	16,200	5,100	25,800
Ratio of total ounces produced to contained ounces stacked and milled	67%	75%	69%	75%
Total ore mined (tonnes) (3)	2,105,000	1,900,000	3,853,000	3,410,000
Waste mined (tonnes)	1,580,000	907,000	2,530,000	1,609,000

Total mined (tonnes)	3,685,000	2,807,000	6,383,000	5,019,000
Waste-to-ore ratio	0.75	0.48	0.66	0.47
Ore crushed per day (tonnes) – combined	17,400	17,600	17,100	17,700

(1)	Reported gold production for Q2 2014 and YTD 2014 is subject to final refinery settlement and may be adjusted.
(2)	Excludes mill tailings stacked on the heap leach pad during the period.
(3)	Includes ore stockpiled during the period

Lower gold production in the second quarter of 2014 relative to the second quarter of 2013 was attributable to lower grades and recoveries and less high grade mill production.

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Total crusher throughput in the second quarter of 2014 averaged 17,400 tpd, slightly below the annual budgeted throughput as a result of lower high grade mill feed from Escondida Deep.

The ratio of ounces produced to contained ounces stacked or milled (or recovery ratio) in the second quarter was 67% compared to 75% in the second quarter of 2013, due to lower mill production in 2014, which has a higher recovery ratio than heap leach production.

The Company continued to benefit from higher grades in the second quarter of 2014, with the grade of crushed ore stacked on the leach pad of 0.93 g/t Au being 9% higher than the budgeted annual grade of 0.85 g/t Au. The grade of ore mined and milled from the Escondida Deep deposit was 8.65 g/t Au for the quarter, consistent with the reserve grade. However, the number of tonnes mined and processed from the Escondida Deep deposit in the second quarter was below expectations.

The Escondida Deep deposit was developed in the first half of 2014 and, based on proven and probable mineral reserves as at December 31, 2013, the Company anticipated mining approximately 32,000 tonnes of high-grade ore from the deposit at an average grade of 9.48 g/t Au for a total of approximately 10,000 contained ounces. To-date, structurally controlled fracturing within the deposit and higher than anticipated mining dilution have contributed to the Company mining and milling approximately 11,000 tonnes at an average grade of 7 g/t Au for a total of 2,500 contained ounces. The Company expects to mine and process up to an additional 10,000 tonnes from Escondida Deep, at grades similar to those mined to date, in the third quarter of 2014 at which point the current deposit is expected to be depleted. Exploration activities will continue with the objective of delineating additional high grade mineral resources at other underground targets in proximity to Escondida Deep.

Development of the San Carlos high grade underground deposit is on track to provide substantial mill production in the fourth quarter of this year. Construction of a bridge across the Mulatos River (which separates the El Victor and San Carlos deposits) was completed in June 2014 and underground development is ongoing. The Company is investing approximately $3 million to upgrade the existing mill circuit in order to optimize recoveries from the various ore types at San Carlos to ensure that the targeted recovery of 75% is achievable. These mill improvements are underway and are expected to be complete by the end of the third quarter. Accordingly, high grade ore mined at San Carlos will be stockpiled and processed through the mill in the fourth quarter. As a result of the deferral of high grade mill production from San Carlos and the third quarter rainy season in Mexico, the Company expects the majority of its remaining 2014 production to come in the fourth quarter. The Company is confident that a strong fourth quarter will ensure that full year production guidance is achieved.

Operating Costs

The following table compares costs per tonne for the three and six-month periods ended 2014 and 2013:

Costs per tonne summary(2)	Q2 2014	Q2 2013	YTD 2014	YTD 2013
Mining cost per tonne of material (ore and waste)	$3.29	$2.30	$3.06	$2.49
Waste-to-ore ratio	0.75	0.48	0.66	0.47
Mining cost per tonne of ore	$5.75	$3.40	$5.07	$3.67
Crushing/conveying cost per tonne of ore	$2.46	$2.54	$2.50	$2.37
Processing cost per tonne of ore	$4.39	$4.53	$4.66	$4.28
Mine administration cost per tonne of ore	$2.46	$2.39	$2.43	$2.22
Total cost per tonne of ore (1)	$15.06	$12.86	$14.66	$12.54

(1)	Q2 2014 and YTD 2014 cost per tonne reflects total costs related to crushed ore stacked on the leach pad and crushed ore milled on a blended basis
(2)	Refer to “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of certain measures presented in this table.

Total cost per tonne of ore in the second quarter of 2014 of $15.06 increased 17% compared to the same period of 2013, resulting from higher mining costs and a higher waste-to-ore ratio.

Mining cost per tonne of material was $3.29 in the second quarter of 2014, 43% higher than $2.30 in the second quarter of 2013, as a result of underground mining costs incurred in 2014, as well as longer haul distances. The mining cost per tonne of ore was $5.75 in the second quarter of 2014, 69% higher than $3.40 per tonne in the second quarter of 2013, primarily attributable to a 56% increase in the waste-to-ore ratio. Mining cost per tonne of ore is expected to increase in future quarters as higher cost underground mining activities contribute a higher proportion of the Company’s overall gold production.

Crushing and conveying cost per tonne of ore was $2.46 in the second quarter of 2014, in line with the comparable quarter in 2013, as throughput remained relatively consistent year over year.

Processing costs per tonne of ore in the second quarter of 2014 were $4.39 compared to $4.53 in 2013, a 3% decrease. Lower processing costs in the second quarter of 2014 relative to the same period of 2013 were the result of lower mill production, which has a higher processing cost per tonne, offset by higher input costs, including cyanide, lime and diesel.

Mine administration costs per tonne of ore in the second quarter of 2014 were $2.46, in line with the same period of 2013.

Cash operating costs of $595 per ounce of gold sold in the second quarter of 2014 were below the Company’s annual guidance range of $630 to $670 per ounce, but were 57% higher than $378 per ounce reported in the second quarter of 2013. This increase is primarily attributable to lower grades mined and milled in the second quarter of 2014 compared to 2013, as well as a higher cost per tonne of ore.

Cash operating costs include total costs incurred in the period, in addition to inventory adjustments that recognize the allocation of costs to and from the Company’s in-process leach pad gold inventory in the period. The Company utilizes a gold process flow inventory model that allocates total costs incurred to mill processing or to the recoverable ounces stacked on the

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

leach pad in that period, and charges each ounce of gold produced on an average cost basis. Accordingly, cash operating costs reflect not only the cash spent in a period, but also an adjustment to reflect the increase or decrease in the leach pad inventory.

A reconciliation of total costs to cash operating costs is presented below:

Cash operating cost reconciliation (1)	Q2 2014	Q2 2013
Total cost per tonne of ore	$15.06	$12.86
Ore stacked/milled (tonnes)	1,587,000	1,598,000

Total cost	$23,900,000	$20,550,000
Inventory adjustments to reflect ounces allocated to stockpile inventory	($1,359,000)	($511,000)
Inventory adjustments to reflect additional ounces produced from (allocated to) leach pad inventory and other period costs	($2,285,000)	$765,000

Mining and processing costs allocated to ounces sold	$20,256,000	$20,804,000
Ounces sold	34,039	55,000

Cash operating cost per ounce sold	$595	$378

(1)	Refer to “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of certain measures presented in this table.

In the second quarter of 2014, the number of ounces in leach pad inventory increased compared to the previous quarter, reflecting production levels that were lower than the number of recoverable ounces stacked. Leach pad inventory, which incorporates both cash operating costs and amortization, increased to $19.2 million at June 30, 2014 from $13.0 million at December 31, 2013, reflecting higher costs per ounce and a higher number of ounces in leach pad inventory.

Inestments in Mineral Property, Plant and Equipment and Acquisitions

A summary of the cash invested in operating capital and development activities for the three and six month periods ended June 30, 2014 are presented below:

	Q2 2014 ($000)	YTD 2014 ($000)
Sustaining Capital – Mexico
Construction	1,546	2,973
Interlift liners	1,344	2,159
Component changes	548	1,051
Other	560	1,103

	3,998	7,286
Development – Mexico
San Carlos/Victor	1,312	3,019
Escondida Deep	966	1,926
San Carlos bridge	2,666	2,958
Capitalized exploration	2,068	3,868
Esperanza Gold Project	1,156	2,098
Land acquisitions	2,049	3,089
Other	264	582

	10,481	17,540
Development – Turkey
Development and capitalized exploration	274	680

	274	680
Head office – Toronto
IT infrastructure and furniture	8	199

Cash invested in mineral property, plant and equipment and exploration and evaluation assets	$14,761	$25,705

Sustaining Capital – Mexico

Sustaining capital in Mexico in the second quarter of 2014 included $1.3 million of spending on interlift liners for the leach pad, $1.5 million on construction activities, including cleaning of the ADR ponds, and $0.5 million for component changes. Sustaining capital of $7.3 million through the first half of the year is in line with annual guidance of $13.2 million.

Development – Mexico

Development activities in Mexico in the second quarter were focused on underground development of the Escondida Deep and San Carlos deposits, as well as waste removal at El Victor. The Company has commenced mining from the El Victor open pit and plans to begin mining the San Carlos underground deposit in the third quarter. Construction of the bridge over the Mulatos River was completed before the onset of the rainy season in July, allowing for year-round access to San Carlos.

Other significant development spending in the second quarter of 2014 included $2.1 million in capitalized exploration focused on San Carlos and infill drilling of the Mulatos pit. In addition, the Company invested $1.2 million at the Esperanza Gold Project advancing the EIA baseline study work and invested in the acquisition of surface rights, including payments related to purchase of

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

the La Yaqui deposit. Capital expenditures in Turkey and Toronto were minimal in the second quarter of 2014.

Development – Turkey

The Ağl Dağl and Kirazll gold projects are located on the Biga Peninsula of northwestern Turkey. Ağl Dağl is located approximately 50 km southeast of Çanakkale and Kirazll is located approximately 25 km northwest of Ağl Dağl. Çanakkale is the largest centre on the Biga Peninsula with a population of approximately 97,000. Infrastructure in close proximity to the project is excellent and well-serviced with paved roads, transmission lines, and electricity generating facilities.

In June 2012, the Company published a preliminary feasibility study summary of the Ağl Dağl and Kirazll projects, with annual combined gold production expected to peak at 237,000 ounces, and averaging 166,000 ounces per year over the nine year combined mine life. For further information with respect to the preliminary feasibility study, refer to the related technical report available at the Company’s website at www.alamosgold.com and on www.sedar.com under the Company’s profile. In conjunction with the preliminary feasibility study, the Company reported an initial inferred mineral resource estimate at Çamyurt of 640,000 ounces. The potential inclusion of the Çamyurt resource in a combined development scenario is expected to significantly enhance the overall economics of the Company’s Turkish projects.

In August 2013, the Turkish Ministry of Environment and Urbanization (the “Ministry”) formally approved the Company’s EIA for the Kirazll project. However, in January 2014, the Canakkale Administrative Court in Turkey (the “Court”) granted an injunction order in response to a lawsuit claiming that the Ministry’s approval of the EIA for the Company’s Kirazll project failed to assess the “cumulative impacts” of the Kirazll project and other potential mining projects in the region. The Ministry contested the Court’s decision on the basis that there was no applicable regulatory requirement to include such an assessment in an EIA report at the relevant time. Notwithstanding this factor, in the second quarter, the Canakkale Administrative Court upheld its earlier injunction decision and officially revoked the Ministry’s EIA approval in relation to the Kirazll main project due to the lack of cumulative impact assessment (“CIA”). The Court’s basis for the injunction did not relate to concerns with any technical aspect of the Kirazll project.

At the time of the original injunction ruling, given the regulatory uncertainty surrounding the issue, as a contingency measure the Company commenced preparation of an amended EIA for the Kirazll project that includes a cumulative impact assessment. The Company expects to be in a position to submit this revised EIA by the end of September 2014 in the event it is unsuccessful in appealing the Court’s decision to the Turkish High Court. A ruling on the interim relief remedy requested by the Company from the High Court is expected in the fourth quarter of 2014.

Given that the Company is already awaiting forestry and operating permits, and given the recent political developments in Turkey, as well as presidential elections in Q3 of this year, the Company does not expect the revocation of the Kirazll EIA to significantly alter its development timeline for the Kirazll project.

The Company’s EIA for Ağl Dağl has been submitted and is currently under review.

In the second quarter of 2014, total development expenditures in Turkey were $0.3 million relating to revisions to the Kirazll EIA, which was capitalized. Given the continuing delay in receipt of key permits, the Company has reduced its headcount and curtailed spending significantly in Turkey. The Company has budgeted spending of $4.8 million in Turkey in 2014 for permitting, community and government relations and general administration costs only. A full development budget for Kirazll and Ağl Dağl will be re-initiated once the required permits are received. The capital spending budget for these projects is not expected to differ materially from the June 2012 preliminary feasibility study. The Company is however in the process of evaluating the impact of recent forestry fee increases, tax incentive availability changes and the devaluation of the Turkish Lira on the operating costs and overall economics of its projects.

Exploration Summary

Total exploration expenditures in the second quarter of 2014 were $4.6 million. This was primarily focused at Mulatos where exploration spending totalled $3.4 million. This included $2.1 million of infill drilling at San Carlos and the Mulatos pit, which were capitalized. An additional $1.3 million spent at Escondida Deep and administration costs were expensed.

Exploration - Mulatos

During the second quarter, the focus of exploration was on two areas; tight infill drilling to support underground mining and exploration and mineral resource and reserve drilling. To support this work, three new rigs have been added and additional rigs will be added in the third quarter.

Four deposits were drilled during the quarter including San Carlos, Escondida Deep, Escondida-Gap and East Estrella. Up to five rigs were active on San Carlos, two rigs at East Estrella and one underground diamond rig was working at Escondida Deep.

San Carlos

San Carlos remains the highest priority for exploration with approximately 10,671 metres (“m”) drilled on the deposit during the second quarter. Of this, 3,648 m was tight infill drilling to support the planned underground mining operations. The remainder was drilled as part of the ongoing exploration program to upgrade existing mineral resources, to extend the strike and dip of existing mineral resources and specifically to target high-grade structurally-controlled mineralization.

Escondida Deep

During the quarter, exploration drilling at Escondida Deep was undertaken with the objective of defining high-grade mineralization in advance of underground mining operations.

Escondida-Gap

Drilling in this zone was completed early in the second quarter to test whether the high-grade Escondida Deep style mineralization extends northwest into Gap. Due to the promising intercepts encountered during the testing, a systematic program of exploration is now envisioned for this deposit as part of the 2015 program.

East Estrella

The first phase of a planned 7,000 m drill program to upgrade existing mineral resources commenced at the end of the quarter. A second phase of drilling will be reviewed once results from the first phase are received and analyzed.

Exploration - Esperanza

The Company capitalized $1.2 million at the Esperanza Gold Project in the second quarter as development costs. These costs were primarily related to the collection of baseline study data to support resubmission of the EIA. The Company is currently completing preparatory work for a planned geotechnical and small exploration drill program in the second half of 2014.

Exploration – Quartz Mountain

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

During the second quarter, the Company invested $0.2 million at the Quartz Mountain project, which was expensed. Work undertaken related to the preparation of the upcoming drill program focused on validating the existing mineral resources, which is expected to commence in the third quarter as the Company received its first exploration permits for the project subsequent to quarter-end.

Financial Highlights

A summary of the Company’s financial results for the three and six-month periods ended June 30, 2014 and 2013 is presented below:

	Q2 2014	Q2 2013	YTD 2014	YTD 2013
Cash provided by operating activities before changes in non-cash working capital (000)(1) (2)	$13,212	$33,773	$29,153	$74,179
Changes in non-cash working capital	($3,514)	($20,715)	($12,189)	($28,336)
Cash provided by operating activities (000)	$9,698	$13,058	$16,964	$45,843
Earnings before income taxes (000)	$4,490	$19,069	$9,211	$57,867
Earnings (000)	$733	$8,828	$3,479	$34,817
Earnings per share
- basic	$0.01	$0.07	$0.03	$0.27
- diluted	$0.01	$0.07	$0.03	$0.27
Comprehensive income (000)	$675	$11,496	$2,922	$35,881
Weighted average number of common shares outstanding
- basic	127,357,000	127,518,000	127,420,000	127,099,000
- diluted	127,359,000	127,634,000	127,428,000	127,247,000
Assets (000) (3)			$889,539	$898,028

(1)	A non-GAAP measure calculated as cash provided by operating activities as presented on the consolidated statements of cash flows and adding back changes in non-cash working capital.
(2)	Refer to “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of this measure.
(3)	Assets are shown as at June 30, 2014 and December 31, 2013.

The Company continued to generate strong operating margins in the second quarter of 2014 despite a substantial decrease in the gold price, as low cash costs allowed the Company to generate $13.2 million ($0.10 per share) cash from operating activities (before changes in non-cash working capital). Cash from operating activities of $9.7 million or $0.07 per share decreased 26% relative to the same period of 2013 as a result of lower gold sales and higher cash costs, offset by a lower change in non-cash working capital.

Earnings before income taxes in the second quarter of 2014 were $4.5 million or $0.04 per share, compared to $19.1 million or $0.15 per basic share in the second quarter of 2013. On an after-tax basis, the Company recorded earnings in the second quarter of 2014 of $0.7 million or $0.01 per share compared to earnings of $8.8 million in the same period of 2013 as a result of lower gold sales and higher cash costs.

Gold Sales

Details of gold sales are presented below:

	Q2 2014	Q2 2013	YTD 2014	YTD 2013
Gold sales (ounces)	34,039	55,000	66,200	108,000
Operating revenues (000)	$43,843	$78,273	$85,353	$164,545
Realized gold price per ounce	$1,288	$1,423	$1,289	$1,524
Average gold price for period (London PM Fix)	$1,288	$1,415	$1,291	$1,523

Operating revenues in the second quarter of 2014 of $43.8 million decreased 44% compared to $78.3 million in the second quarter of 2013 as a result of a 38% decrease in the number of ounces of gold sold and a 9% decline in the realized gold price per ounce. Lower gold sales were driven by lower production in the quarter.

The Company generally enters into short-term forward sales contracts in order to match sales contracts with the next expected delivery date. The Company’s objective is to realize a gold sales price consistent with the average London PM Fix spot gold price. For the second quarter of 2014, the Company achieved a realized gold price per ounce of $1,288, in line with the average London PM Fix gold price for the quarter. As at June 30, 2014, the Company did not have any significant derivative activity outstanding related to gold, and was therefore leveraged to future changes in the price of gold.

Assessment of Gold Market

The market price of gold continues to exhibit significant volatility. The spot market gold price was approximately $1,300 per ounce on July 29, 2014. At this gold price, the Company realizes a mine operating cash margin (before taxes and corporate and administrative costs) in excess of $550 per ounce.

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Operating Expenses and Operating Margins

Mine operating costs allocated to ounces sold are summarized in the following table for the periods indicated:

	Q2 2014	Q2 2013	YTD 2014	YTD 2013
Gold production (ounces) (1)	33,000	53,000	70,000	108,000
Gold sales (ounces)	34,039	55,000	66,200	108,000
Cash operating costs (000)(2)	$20,256	$20,804	$37,802	$39,763
- Per ounce sold	$595	$378	$571	$368
Royalties (000)(3)	$2,315	$3,841	$4,620	$8,663
Total cash costs (000)(2)	$22,571	$24,645	$42,422	$48,426
- Per ounce sold	$663	$448	$641	$448
Corporate and administrative, share-based compensation, exploration, reclamation costs, sustaining capital expenditures (000)	$13,082	$12,872	$22,434	$25,729
All-in sustaining cost (000)(4)	$35,653	$37,517	$64,856	$74,155
- Per ounce sold	$1,047	$682	$980	$687
- Realized gold price per ounce	$1,288	$1,423	$1,289	$1,524
- Operating cash margin per ounce (5)	$625	$975	$648	$1,076

(1)	Reported gold production is subject to final refinery settlement.
(2)	“Cash operating costs” and “Total cash costs” are non-GAAP measures. Refer to “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
(3)	Royalties are included as of April 1, 2006 at 5% of net precious metals revenues (as determined in accordance with the royalty agreement).
(4)	“All-in sustaining cost” is a non-GAAP measure that reflects total mining and processing cost, corporate and administrative costs, exploration costs, sustaining capital, and other operating costs. Refer to “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
(5)	“Operating cash margin per ounce” is a non-GAAP measure that is calculated as the difference between the Company’s gold sales and mining and processing and royalty expenses (“total cash costs”) as reported in the Company’s financial statements.

Total cash costs in the second quarter of 2014 were $663 per ounce of gold sold, below the Company’s full year guidance range of $700 to $740 per ounce. Total cash costs per ounce in the second quarter of 2014 were 48% higher than in the same period of 2013 due to lower grades mined and milled, as well as higher input costs.

All-in Sustaining Costs

In June 2013, the World Gold Council (“WGC”) published a guidance note on Non-GAAP metrics available to gold mining industry participants to use to report their costs in an effort to encourage improved understanding of the total costs associated with mining an ounce of gold. The Company adopted the reporting of “All-in sustaining costs” or “AISC” in the first quarter of 2013 and began reporting “All-in costs” or “AIC” in the third quarter of 2013.

All-in sustaining cost per ounce is reported for the Company’s producing mine, the Mulatos mine in Mexico. Costs attributable to the Company’s development projects in Turkey, Mexico and the United States are not included within All-in sustaining costs.

All-in sustaining costs include cash costs, exploration, corporate and administrative, share based compensation, reclamation and sustaining capital costs, and were $1,047 per ounce of gold sold in the second quarter of 2014, above the Company’s annual guidance of $960 to $1,000, due to higher stock based compensation resulting from the Company’s annual grant in June 2014. All-in sustaining cost per ounce increased 54% in the second quarter of 2014 relative to the same period of 2013 due primarily to lower grades mined and milled in 2014 as well as higher overall input costs.

Royalty

Production from certain mining concessions within the Salamandra District is subject to a sliding scale production royalty. At gold prices above $400 per ounce, the royalty is calculated at a rate of 5% of the value of gold and silver production, less certain deductible refining and transportation costs. The royalty is calculated based on the daily average London PM Fix gold market prices, not actual prices realized by the Company. With the achievement of commercial production on April 1, 2006, production to a maximum of two million ounces of gold is subject to royalty. As at June 30, 2014, the royalty was paid or accrued on approximately 1.3 million ounces of applicable gold production. Royalty expense in the second quarter of 2014, related to the 5% royalty, of $2.1 million decreased 55% from royalty expense of $3.8 million in 2013 due to lower gold prices. In addition, commencing in 2014, royalty expense includes the 0.5% Extraordinary Mining Duty payable to the Mexican Government, which totaled $0.2 million for the quarter.

Amortization

Amortization expense of $286 per ounce in the second quarter of 2014 was approximately 4% lower than in the same period of 2013 as a result of lower amortization from the Escondida Deep zone. Capitalized costs associated with the pre-strip and underground development to access the deposit are amortized and charged to expense based on an allocation to the ounces produced from the underground Escondida Deep deposit. Given that the Company has experienced a negative grade and tonnes reconciliation for the Escondida high grade and Escondida Deep zones, the number of the recoverable ounces in the amortization base has decreased, with the effect of increasing the amortization cost on a per ounce basis. The lower than planned production from the Escondida Deep zone in the second quarter of 2014 resulted in a lower contribution of higher amortization ounces. The Company expects amortization per ounce to decrease in the fourth quarter of 2014 as production from the San Carlos high grade zone commences.

Exploration

The Company’s accounting policy for exploration costs is that exploration expenditures are capitalized if management determines that probable future economic benefits will be generated as a result of the expenditures, as evidenced by a positive economic analysis of the project. Exploration and evaluation expenditures on properties prior to the establishment of a positive economic analysis are charged to operations as incurred.

Total exploration spending in the second quarter of 2014 was $4.6 million, of which $3.1 million was capitalized and $1.5 million was expensed. Exploration expenditures at San Carlos and Esperanza were capitalized while exploration costs at regional targets and administration costs were expensed.

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Corporate and Administrative

Corporate and administrative expenses of $4.4 million in the second quarter of 2014 were 12% lower than $5.0 million incurred in the second quarter of 2013, and in-line with budget. Higher corporate and administrative costs in the second quarter of 2013 were the result of legal and related costs associated with the Company’s unsolicited bid for Aurizon Mines Limited.

Share-based Compensation

Share-based compensation expense, related to stock options and cash-settled stock appreciation rights (“SARs”), restricted share units (“RSUs”) and deferred share units (“DSUs”) was $1.8 million expense in the second quarter of 2014, an increase from the comparable period of 2013. The value of share-based compensation expense related to stock options is added to the contributed surplus account within shareholders’ equity, resulting in no net effect on total shareholders’ equity. In 2013, the Company’s Board of Directors approved a cash-settled RSU plan available to officers, employees and consultants, and a DSU plan available to its directors. SARs, RSUs, and DSUs are cash-settled liabilities, which are remeasured at each reporting date and at the settlement date. Any changes in the fair value of the liability are recognized as an expense to share-based compensation in the Statements of Comprehensive Income.

All outstanding stock options, SARs and RSUs grants are subject to vesting provisions. The vesting provisions result in the calculated market value of stock option grants being charged to expense in accordance with the vesting terms of the option. DSUs are not subject to vesting terms, therefore the expense is recorded immediately.

Share-based compensation expense in the second quarter of 2014 is comprised of a $0.4 million expense related to the Company’s stock option plan, and a $1.4 million expense related to the Company’s liability for outstanding SARs, RSUs and DSUs. The Company’s outstanding liability for SARs, RSUs, and DSUs increased from $2.3 million at March 31, 2014 to $3.5 million at June 30, 2014 as a result of an increase in the Company’s share price over this period, as well as the expense associated with new grants during the year.

Finance Income

Finance income in the second quarter of 2014 was $0.8 million, slightly above the $0.6 million earned in the same period of 2013. Interest rates on deposit accounts and short-term investments remain near historically low levels.

Financing Expense

Financing expense includes accretion of the Company’s decommissioning liability and property acquisition obligations. The expense for the current quarter was $0.4 million compared to $0.2 million in the second quarter of 2013.

Foreign Exchange Loss

The Company recognized a $0.4 million foreign exchange gain in the second quarter of 2014, compared to a $3.6 million foreign exchange loss in the same period of 2013. Throughout the second quarter of 2014, the Mexican peso (“MXN”) was stable relative to the USD, while the Canadian dollar (“CAD”) and Turkish Lira (“TL”) strenghtened slightly relative to the USD.

There were no significant foreign exchange movements in the second quarter of 2014. The foreign exchange gain was comprised of a $0.1 million gain on the Company’s Canadian dollar-

denominated net assets, a nominal foreign exchange loss on revaluation of the Company’s MXN-denominated assets, and a $0.2 million foreign exchange gain on revaluation of the Company’s TL-denominated asset position. The Company classifies the foreign exchange gain or loss on revaluation of its Mexican and Turkish deferred tax liabilities within deferred tax expense rather than within foreign exchange gain or loss.

Income Taxes and Mexican Tax Reform

In December 2013, the Mexican President approved a tax reform bill that enacted a new Income Tax Law (“MITL”), which increased the effective tax rate applicable to the Company’s Mexican operations effective January 1, 2014. The MITL has increased the corporate income tax rate to 30%, creates a 10% withholding tax on dividends paid to non-resident shareholders (subject to any reduction by an Income Tax Treaty) and creates a new Extraordinary Mining Royalty equal to 0.5% of gross revenues from the sale of gold, silver, and platinum. In addition, the MITL requires taxpayers with mining concessions to pay a new 7.5% Special Mining Tax. The Special Mining Tax is generally applicable to earnings before income tax, depreciation, depletion, amortization, and interest. In calculating the Special Mining Tax there are no deductions related to development type costs but exploration and prospecting costs are deductible when incurred. The Extraordinary Mining Royalty and Special Mining Tax are tax deductible for income tax purposes. The Company implemented several tax planning strategies prior to January 1, 2014 to mitigate the impact of the MITL.

Tax expense in the second quarter of 2014 of $3.8 million compared to $10.2 million in the same period of 2013. The Company is cash taxable in Mexico and must calculate and provide for tax instalments on a monthly basis. The Company satisfies its tax liability through periodic instalment payments, as well as by offsetting refundable value-added tax owed from the Mexican government against its tax payable liability. In the second quarter of 2014, the Company did not pay cash tax installments, as the Company offset tax installment payments against refundable value-added taxes. In addition, the Company has accrued amounts owing for the new 7.5% Special Mining Tax, which became effective January 1, 2014, and is paid annually.

The statutory federal income tax rate in Mexico for 2014 is 30%. The 7.5% Special Mining Tax introduced under the MITL has increased the effective tax rate in Mexico substantially. The effective tax rate for the second quarter of 2014 (calculated as a percentage of earnings before income tax) was 84%. The effective tax rate results from a number of factors, many of which are difficult to forecast. In the second quarter of 2014, the effective tax rate was impacted by non-deductible expenses in Canada and Turkey, including stock based compensation, of approximately $7.5 million which has the impact of increasing the effective tax rate above the Mexican statutory rate.

The Company classifies the foreign exchange gain or loss on revaluation of its Mexican and Turkish deferred tax liabilities within deferred tax expense rather than within foreign exchange gain or loss. In the second quarter of 2014, the impact of foreign exchange movements on the deferred tax balance was not significant. The Company expects the effective tax rate to continue to fluctuate in periods of significant change to Mexican peso and/or Turkish lira foreign exchange rates.

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Summary of Quarterly Results

The following table summarizes quarterly results for the past eight quarters. Quarterly gold production has been adjusted to reflect final settlements, where applicable.

	Q3 2012		Q4 2012	Q1 2013		Q2 2013	Q3 2013	Q4 2013	Q1 2014	Q2 2014
Gold production (ounces)		43,500	67,800		55,000	53,000	43,000	39,000	37,000	33,000
Gold sales (ounces)		43,255	62,516		53,000	55,000	48,000	42,198	32,161	34,039
Operating revenues ($000)		71,281	106,946		86,272	78,273	63,811	53,832	41,511	43,843
Earnings from operations ($000)		33,306	53,016		41,717	29,195	14,704	9,033	5,541	3,935
Earnings (loss) ($000)		25,895	37,906		25,989	8,828	9,249	(5,274)	2,746	733
Earnings (loss) ($ per share) basic/diluted	$ $	0.22/ 0.21	$0.31	$ $	0.21/ 0.20	$0.07	$0.07	($0.04)	$0.02	$0.01

Operating revenues generally trended higher in 2012, but have trended lower over the past five quarters as a result of decreasing gold prices. Lower realized gold prices and gold sales have resulted in generally weaker financial results. Gold production in the second and fourth quarters is generally higher than in the third quarter of the year, which can be adversely affected by weather-related production issues. Seasonal conditions could continue to impact production and financial results in future periods if rainfall is significantly above or below seasonal averages. The loss incurred in the fourth quarter of 2013 was the result of a non-cash deferred tax charge associated with the Mexican tax reform.

Financial and Other Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, short-term investments, amounts receivable, available-for-sale and held-for-trading securities, accounts payable and accrued liabilities and deferred tax liabilities, some of which are denominated in CAD, MXN and TL. The Company is exposed to financial gains or losses as a result of foreign exchange movements against the USD.

The Company’s cash and cash equivalents may be invested in short-term liquid deposits or investments that provide a revised rate of interest upon maturity. At June 30, 2014, the Company’s reported cash and cash equivalents were held in bank deposit accounts or 60-day to 90-day term deposits. The Company’s short-term investments are generally term deposits with an initial term-to-maturity on acquisition of greater than 90 days.

The majority of the Company’s cash balances are held in USD; however, the Company does maintain cash and cash equivalents denominated in CAD, MXN and TL. The Company may enter into derivative contracts in order to manage its exposures to fluctuations in foreign exchange rates to the CAD, MXN, or TL. As at June 30, 2014, the Company had outstanding a contract to deliver $5 million CAD in exchange for a fixed amount of USD in future periods in 2014, with a CAD:USD rate of 1.08:1. The mark-to-market loss associated with this contract as at June 30, 2014 was $0.1 million.

The Company is exposed to monetary assets and liabilities denominated in CAD. The Company maintains CAD cash and investment balances, which are not fully offset by CAD-denominated liabilities. The strengthening of the CAD in the second quarter of 2014, resulted in a foreign exchange gain of $0.1 million.

The Company also has exposure to monetary assets and liabilities denominated in MXN. Significant cash balances, outstanding amounts receivable, accounts payable or tax liabilities denominated in MXN expose the Company to foreign exchange gains or losses. The Company maintains cash balances in MXN in order to partially mitigate its balance sheet exposure to changes in the MXN/USD exchange rate resulting from its MXN-denominated taxes payable and deferred tax liability balances. For the quarter ended June 30, 2014, the Company’s net MXN-denominated asset position, excluding the deferred tax liability, resulted in a nominal foreign exchange loss.

At June 30, 2014 the Company’s TL-denominated net monetary assets mainly consisted of TL-denominated cash and short-term investments, in addition to value-added tax (“VAT”) receivables. This exposure contributed to a $0.2 million foreign exchange gain due to the strengthening of the TL compared to the USD during the quarter.

Liquidity and Capital Resources

At June 30, 2014, the Company had $392.5 million in cash and cash equivalents and short-term investments compared to $417.5 million at December 31, 2013. The decrease in total cash and cash equivalents and short-term investments of $25.0 million reflects positive cash flows from operations of $17.0 million, more than offset by the semi-annual dividend payment of $12.7 million, share repurchases of $3.2 million and net capital spending of $25.7 million focused in Mexico. The Company’s working capital surplus decreased to $440.5 million at June 30, 2013 from $452.8 million at December 31, 2013.

The Company has significant budgeted exploration, development and capital expenditures in both Mexico and Turkey in 2014. Total operating and development capital spending in Mexico is expected to total $54.8 million in 2014, primarily focused on development of the San Carlos and El Victor areas, of which approximately $21 million has been spent to date in 2014. The Company plans to spend approximately $11.3 million at the Esperanza Gold Project, and $4.8 million in Turkey, excluding the full development budget for Kirazli and Agi Dagi. Total exploration spending for 2014 is budgeted at approximately $19.0 million. Total spending in 2014 as outlined above is expected to be financed from cash flows generated from the Mulatos Mine.

The Company paid a semi-annual dividend of $0.10 per share in the second quarter of 2014. The Company has accrued or paid approximately $83.9 million in cumulative dividends to date. The Company continually evaluates capital allocation decisions, with the objective of maximizing risk-adjusted returns. The Company initiated a normal course issuer bid in 2013, which expired on April 28, 2014, under which the Company could repurchase for cancellation up to 10% of its issued and outstanding common shares. In the first six months of 2014, the Company invested $3.2 million in share repurchased, and under the NCIB, repurchased a total of 563,100 common shares at a total purchase price of $5.8 million. The NCIB was not renewed.

Internal Control over Financial Reporting

Management is responsible for the design and operating effectiveness of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with IFRS. Based on a review of its internal control procedures at the end of the period covered by this MD&A, management believes its internal controls and procedures are appropriately designed as at June 30, 2014.

Changes in Internal Control over Financial Reporting

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

There were no significant changes in the Company’s internal control over financial reporting that occurred during the three months ended June 30, 2014 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Disclosure Controls

Management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the design of the Company’s disclosure controls and procedures as at June 30, 2014 and have concluded that these are appropriately designed and operating effectively.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that internal controls over financial reporting and disclosure controls and procedures, no matter how well designed and operated, have inherent limitations. Therefore, even those systems determined to be properly designed and effective can provide only reasonable assurance that the objectives of the control system are met.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Outstanding Share Data

The table below describes the terms associated with the Company’s outstanding and diluted share capital:

July 29, 2014
Common shares
- Common shares outstanding	127,357,488
Stock options
- Average exercise price CAD $14.00; approximately 66% exercisable	5,005,200
Warrants
- Exercise price CAD $29.48	7,167,866
Total	139,530,554

Outlook

The Company is confident that it can achieve its full year production guidance of 150,000 to 170,000 ounces. Gold production in the first half of 2014 totaled 70,000 ounces at cost levels within the Company’s guidance range for the year. While production results benefited from 15% higher grades from heap leach ore in the first half of 2014, negative grade and tonne reconciliations at the Escondida Deep deposit resulted in lower than planned high grade mill production.

The Company expects to process the remainder of the Escondida Deep deposit (up to 10,000 tonnes at similar grades processed to date) in the third quarter and has transitioned to underground mining activities at the San Carlos deposit. San Carlos is on track with the bridge across the Mulatos river complete and underground development focused on completing sufficient headings to support the ramp up of underground ore production to targeted throughput levels in the second half of 2014. The Company will undertake modifications to the milling circuit in the third quarter in order to ensure optimal recoveries from the different ore types within the San Carlos deposit. The modifications are expected to be completed prior to the start of the fourth quarter of 2014 at a capital cost of approximately $3 million.

In order to maximize gold recovered, high grade San Carlos ore will be mined and stockpiled until the modifications are completed in late September. Therefore, San Carlos production will be deferred with the mill expected to process the high grade stockpiles in the fourth quarter. Third quarter gold production has historically been impacted by the onset of the rainy season, which causes dilution of the leach pad and results in production being deferred until the fourth quarter. Accordingly, the Company expects a strong improvement in production in the fourth quarter.

Looking beyond 2014, the Company expects development of the Cerro Pelon and La Yaqui satellite deposits to bring on additional low cost production which will help drive annual production closer to the level achieved in 2013. The Company signed a binding agreement for acquisition of the surface rights for the Cerro Pelon and La Yaqui deposits in the second quarter of 2014. The Company closed the acquisition of the surface rights to the La Yaqui deposit in June 2014, and is currently finalizing the acquisition of the surface rights to the Cerro Pelon deposit, which it expects to complete in the third quarter.

The focus over the next 18-24 months will be on permitting and developing the two deposits with initial production expected in 2016. The two projects are expected to contribute an average of 33,000 ounces per year of low cost gold production over a 5 year mine life, with peak annual production of 50,000 ounces. The near term focus will be on baseline studies and compiling environmental impact assessments for both Cerro Pelon and La Yaqui with approvals expected in approximately 12-15 months. This will be followed by a 6-8 month construction period at La Yaqui and 8-10 month construction period at Cerro Pelon. Initial production from La Yaqui is expected in 2016 followed by Cerro Pelon in 2017. Total initial capital to construct both projects is expected to be approximately $21 million. In conjunction with the completion of the environmental baseline studies, the Company will undertake further detailed economic analysis as well as additional exploration drilling at Cerro Pelon.

Gold production from the first of the Company’s Turkish projects, Kirazll, is expected within 18 months of receipt of the outstanding forestry and operating permits. The Company remains confident that these permits will be granted. However, recent legal developments have increased uncertainty of the expected timing for receipt of these permits. While the Company awaits positive resolution of the legal process, as a contingency measure the Company is also amending its EIA for the Kirazll project to include an assessment of the potential cumulative impacts of proposed projects in the region, and expects to be in a position to file it by the end of September, 2014.

With the completion of the Esperanza and Orsa acquisitions in 2013, the Company increased its development pipeline substantially. Development spending at Esperanza in 2014 of approximately $11.3 million is focused on baseline work required for the resubmission of an EIA report and an internal feasibility study to further support development of the project. Spending at the Quartz Mountain Property will be focused on validating the existing mineral resources, with a new drill program commencing in August.

The Company’s financial position remains strong, with over $392 million in cash and cash equivalents and no debt. The Company’s development capital and exploration spending in 2014

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

is all expected to be financed from cash flow, and the Company is well positioned to pursue accretive acquisition opportunities and to deliver on its longer term growth objectives.

Accounting Policies in effect January 1, 2014

(i) IFRIC 21 – Levies (“IFRIC 21”) In May 2013, the IFRS Interpretations Committee (IRFIC), with the approval of the IASB, issued IFRIC 21 – Levies. IFRIC 21 provides guidance on when to recognize a liability to pay a levy imposed by government that is accounted for in accordance with IAS 37 – Provisions, Contingent Liabilities and Contingent Assets. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014, and is to be applied retrospectively. The adoption of IFRIC 21 had no impact on the financial statements of the Company.

(ii) IAS 32 – Offsetting of financial instruments (“IAS 32”) The amendments to IAS 32, Financial Instruments: Presentation, clarify the criteria that should be considered in determining whether an entity has a legally enforceable right of set off in respect of its financial instruments. Amendments to IAS 32 are applicable to annual periods beginning on or after January 1, 2014, with retrospective application required. There was no material impact on the Company’s unaudited interim condensed consolidated financial statements upon adoption of these amendments.

Future accounting policy changes not yet in effect

The following are new pronouncements approved by the IASB. The standards and interpretations are not yet effective and have not been applied in preparing these financial statements; however, they may impact future periods.

(i) IFRS 9 Financial Instruments (Revised) was issued by the IASB in October 2010. It incorporates revised requirements for the classification and measurement of financial liabilities, and carrying over the existing derecognition requirements from IAS 39 Financial Instruments: Recognition and Measurement. The revised financial liability provisions maintain the existing amortised cost measurement basis for most liabilities. New requirements apply where an entity chooses to measure a liability at fair value through profit or loss – in these cases, the portion of the change in fair value related to changes in the entity’s own credit risk is presented in other comprehensive income rather than within profit or loss. The impact of IFRS 9 on the Company’s financial instruments has not yet been determined.

(ii) IFRS 15 Revenue from Contracts with Customers (IFRS 15) was issued in May 2014, which covers principles for reporting about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. IFRS 15 is effective for annual periods beginning on or after January 1, 2017. The Company has commenced a review process to determine the impact of adopting this standard on its consolidated financial statements.

(iii) IAS 16 Property, Plant and Equipment (IAS 16) and IAS 38, Intangibles (IAS 38) was issued in May 2014 and prohibits the use of revenue-based depreciation methods for property, plant and equipment and limits the use of revenue-based amortization for intangible assets. These amendments are effective for annual periods beginning on or after January 1, 2016 and are to be applied prospectively. The Company does not expect that the adoption of these amendments will have a material impact on its consolidated financial statements.

Forward-Looking Statements

This MD&A contains “forward-looking information”, as such term is defined in applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning Alamos’s future financial or operating performance and other statements that express management’s expectations or estimates of future developments, circumstances or results. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “expects”, “believes”, “anticipates”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “plans” and variations of such words and phrases, or by statements that certain actions, events or results “may”, “will”, “could”, “would” or “might”, “be taken”, “occur” or “be achieved”. Forward-looking information is based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which Alamos operates, are inherently subject to significant operational, economic and competitive uncertainties and contingencies. Alamos cautions that forward-looking information involves known and unknown risks, uncertainties and other factors that may cause Alamos’s actual results, performance or achievements to be materially different from those expressed or implied by such information, including, but not limited to, gold and silver price volatility; fluctuations in foreign exchange rates and interest rates; the impact of any hedging activities; discrepancies between actual and estimated production, between actual and estimated reserves and resources or between actual and estimated metallurgical recoveries; costs of production; capital expenditure requirements; the costs and timing of construction and development of new deposits; and the success of exploration and permitting activities. In addition, the factors described or referred to in the section entitled “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2013 which is available on the SEDAR website at www.sedar.com, should be reviewed in conjunction with the information found in this MD&A. Although Alamos has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in forward-looking information, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate or that management’s expectations or estimates of future developments, circumstances or results will materialize. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information in this MD&A is made as of the date of this interim report, and Alamos disclaims any intention or obligation to update or revise such information, except as required by applicable law.

Cautionary non-GAAP Measures and Additional GAAP Measures

Note that for purposes of this section, GAAP refers to IFRS. The Company believes that investors use certain non-GAAP and additional GAAP measures as indicators to assess gold mining companies. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. Non-GAAP and additional GAAP measures do not have a standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures presented by other companies.

(i)	Cash flow from operating activities before changes in non-cash working capital

“Cash flow from operating activities before changes in non-cash working capital” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in non-cash working capital to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows.

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

The following table reconciles the non-GAAP measure to the consolidated statements of cash flows.

	Q2 2014	Q2 2013	YTD 2014	YTD 2013
Cash flow from operating activities – IFRS (000)	$9,698	$13,058	$16,964	$45,843
Changes in non-cash working capital (000)	3,514	20,715	12,189	28,336

Cash flow from operating activities before changes in non-cash working capital (000)	$13,212	$33,773	$29,153	$74,179

(ii)	Mining cost per tonne of ore

“Mining cost per tonne of ore” and “Cost per tonne of ore” are non-GAAP performance measures that could provide an indication of the mining and processing efficiency and effectiveness of the mine. These measures are calculated by dividing the relevant mining and processing costs and total costs by the tonnes of ore processed in the period. “Cost per tonne of ore” is usually affected by operating efficiencies and waste-to-ore ratios in the period. The following table reconciles the non-GAAP measure to the consolidated statements of comprehensive income.

	Q2 2014	Q2 2013	YTD 2014	YTD 2013
Mining and processing costs – IFRS (000)	$20,256	$20,804	$37,802	$39,763
Inventory adjustments and period costs (000)	3,644	(254)	7,653	515

Total cost (000)	$23,900	$20,550	$45,455	$40,278
Tonnes Ore stacked / milled (000)	1,587	1,598	3,101	3,212

Total cost per tonne of ore	$15.06	$12.86	$14.66	$12.54

(iii)	Cash operating costs per ounce and total cash costs per ounce

“Cash operating costs per ounce” and “total cash costs per ounce” as used in this analysis are non-GAAP terms typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. These non-GAAP terms are also used to assess the ability of a mining company to generate cash flow from operations. There may be some variation in the method of computation of “cash operating costs per ounce” as determined by the Company compared with other mining companies. In this context, “cash operating costs per ounce” reflects the cash operating costs allocated from in-process and dore inventory associated with ounces of gold sold in the period. “Cash operating costs per ounce” may vary from one period to another due to operating efficiencies, waste-to-ore ratios, grade of ore processed and gold recovery rates in the period. “Total cash costs per ounce” includes “cash operating costs per ounce” plus applicable royalties. Cash operating costs per ounce and total cash costs per ounce are exclusive of exploration costs.

The following table reconciles these non-GAAP measure to the consolidated statements of comprehensive income.

	Q2 2014	Q2 2013	YTD 2014	YTD 2013
Mining and processing costs – IFRS (000)	$20,256	$20,804	$37,802	$39,763
Divided by: Gold ounces sold	34,039	55,000	66,200	108,000

Total Cash operating costs per ounce	$595	$378	$571	$368

Mining and processing costs – IFRS (000)	$20,256	$20,804	$37,802	$39,763
Royalties – IFRS (000)	2,315	3,841	4,620	8,663

Total Cash costs (000)	$22,571	$24,645	$42,422	$48,426
Divided by: Gold ounces sold	34,039	55,000	66,200	108,000

Total Cash costs per ounce	$663	$448	$641	$448

(iv)	All-in sustaining cost per ounce

Effective 2013, in conjunction with a non-GAAP initiative being undertaken by the gold mining industry, the Company is adopting an “all-in sustaining cost per ounce” non-GAAP performance measure. The Company believes the measure more fully defines the total costs associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in sustaining cost per ounce” as determined by the Company compared with other mining companies. In this context, “all-in sustaining cost per ounce” reflects total mining and processing costs, corporate and administrative costs, exploration costs, sustaining capital, and other operating costs. Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature.

The following table reconciles these non-GAAP measures to the consolidated statements of comprehensive income.

	Q2 2014	Q2 2013	YTD 2014	YTD 2013
Mining and processing costs (000)	$20,256	$20,804	$37,802	$39,763
Royalties (000)	2,315	3,841	4,620	8,663
Corporate and administration (000) (1)	3,750	4,574	7,284	11,831
Share-based compensation (000)	1,784	1,205	1,000	420
Exploration costs (000) (2)	3,201	2,399	6,174	4,471
Reclamation cost accretion (000)	349	226	690	452
Sustaining capital expenditures (000)	3,998	4,468	7,286	8,555

	$35,653	$37,517	$64,856	$74,155
Divided by: Gold ounces sold	34,039	55,000	66,200	108,000

All-in sustaining cost per ounce	$1,047	$682	$980	$687

(1)	Excludes corporate and administration costs incurred at the Company’s development projects
(2)	Excludes exploration associated with the Company’s development projects

(v)	All-in cost

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Effective 2013, in conjunction with a non-GAAP initiative being undertaken by the gold mining industry, the Company is adopting an “all-in cost per ounce” non-GAAP performance measure; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in cost per ounce” as determined by the Company compared with other mining companies. In this context, “all-in cost per ounce” reflects total all-in sustaining cash costs, plus capital, operating, and exploration costs associated with the Company’s development projects.

	Q2 2014	Q2 2013	YTD 2014	YTD 2013
All-in sustaining cost (above)	$35,653	$37,517	$64,856	$74,155
Add: Development and expansion capital (000)	7,539	8,183	12,460	15,715
Add: Other development and exploration (000)	1,591	1,201	2,770	2,204
Add: Development project corporate and administration (000)	600	470	1,150	1,049

	45,383	47,371	81,236	93,123
Divided by: Gold ounces sold	34,039	55,000	66,200	108,000

All-in cost per ounce	$1,333	$861	$1,227	$862

(vi)	Other additional GAAP measures

Additional GAAP measures that are presented on the face of the Company’s consolidated statements of comprehensive income and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following additional GAAP measures are used and are intended to provide an indication of the Company’s mine and operating performance:

•	Mine operating costs – represents the total of mining and processing, royalties, and amortization expense

•	Earnings from mine operations – represents the amount of revenues in excess of mining and processing, royalties, and amortization expense.

•	Earnings from operations – represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, and income tax expense